UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K/A

                                  ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2004


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________.



Commission file number 0-981
                       -----



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PUBLIX SUPER MARKETS, INC.
                          3300 PUBLIX CORPORATE PARKWAY
                             LAKELAND, FLORIDA 33811

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Index to Financial Statements, Supplemental Schedule and Exhibit



Report of Independent Registered Public Accounting Firm

Financial Statements:

  Statements of Net Assets Available for Plan Benefits - December 31, 2004 and
    December 31, 2003

  Statements of Changes in Net Assets Available for Plan Benefits - Years ended
    December 31, 2004 and December 31, 2003

  Notes to Financial Statements


Supplemental Schedule:

  Schedule H, Line 4i, Schedule of Assets (Held at End of Year) -
    December 31, 2004

Exhibit:

  Exhibit 23, Consent of Independent Registered Public Accounting Firm

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------





The Administrative Committee
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP


Tampa, Florida
June 24, 2005

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2004 and 2003




                                                      2004              2003
                                                      ----              ----
Assets
------

Investments, at fair value (Note 3)               $731,779,572       572,077,930

Employer contribution receivables (Note 4)          15,523,453        14,767,181
                                                  ------------       -----------

     Total assets                                  747,303,025       586,845,111
                                                  ------------       -----------


Liabilities
-----------

Excess contributions payable                         3,537,706         2,144,999
                                                  ------------       -----------

     Total liabilities                               3,537,706         2,144,999
                                                  ------------       -----------


Net assets available for plan benefits            $743,765,319       584,700,112
                                                  ============       ===========



See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                           December 31, 2004 and 2003




                                                      2004              2003
                                                      ----              ----

Additions to net assets attributed to:
Contributions:
  Participant                                     $ 74,159,223        69,239,026
  Employer - stock                                  15,523,453        14,767,181
                                                  ------------       -----------


    Total contributions                             89,682,676        84,006,207
                                                  ------------       -----------


Investment income:
  Net appreciation in fair value of
     investments (Note 3)                          105,414,907       122,140,842
  Dividends                                          4,755,639         3,994,434
  Interest                                           1,549,786         1,516,662
                                                  ------------       -----------


    Total investment income                        111,720,332       127,651,938
                                                  ------------       -----------


    Total additions to plan assets                 201,403,008       211,658,145
                                                  ------------       -----------


Deductions from net assets attributed to:
  Distributions to participants                    (41,894,637)      (36,457,779)
  Loan fees paid by participants                      (443,164)         (404,309)
                                                  ------------       -----------


    Total deductions to plan assets                (42,337,801)      (36,862,088)
                                                  ------------       -----------


Net additions to plan assets                       159,065,207       174,796,057


Net assets available for plan benefits:
    Beginning of year                              584,700,112       409,904,055
                                                  ------------       -----------

    End of year                                   $743,765,319       584,700,112
                                                  ============       ===========


See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



(1)   Description of Plan and Summary of Accounting Policies
      ------------------------------------------------------

      The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

      The Plan, which became effective January 1, 1995, is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was amended on March 17, 2004, July 30, 2004 and December 8, 2004, to reflect certain additions and changes to various Plan provisions.

      Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the "Company" or "Publix") are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

      (a)  Contributions
           -------------
           Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by Federal law. Participants direct the investment allocations of their contributions and the earnings thereon among eleven investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the Accounts of eligible participants of the Plan as determined by the Company's Board of Directors. During 2004 and 2003, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match, which is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year, was in the form of common stock of Publix Super Markets, Inc. Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc.

      (b)  Participant Accounts
           --------------------
           Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $79,566 and $107,569 for the years ended December 31, 2004 and 2003, respectively, and were used to reduce Company matching contributions in both years.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



      (c)  Vesting
           -------
           Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

      (d)  Loans to Participants
           ---------------------
           All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000, less the participant's highest outstanding loan balance during the previous twelve month period. However, any money held by the participant in the Publix stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter based on the United States prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan.

           A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after-tax payroll deductions each pay period. Repayment of principal and interest are credited pro-rata to the participant's Savings Contribution Account and Matching Contribution Account from which the loan was originally funded and reinvested according to the participant's current investment elections. Upon separation of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

      (e)  Termination of Plan
           -------------------
           The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contribution Account.

      (f)  Distribution of Benefits
           ------------------------
           Benefits are recorded when paid.

           Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account. The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

           A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



           Upon separation of service, retirement, disability or death, participants or their beneficiaries may elect to receive full distribution of their Savings Contribution Account and their vested Matching Contribution Account balances as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix stock. If the value of the participant's vested Accounts is $5,000 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. If the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than 60 days after the end of the Plan year in which the participant reaches age 62.

           If a deceased participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000, distribution must be made to a participant's beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant's death. If the beneficiary is the participant's surviving spouse, such beneficiary may defer distribution until December 31 of the calendar year in which the participant would have reached age 70 1/2 or by December 31 of the calendar year immediately following the calendar year in which the participant died, whichever is later.

      (g)  Basis of Accounting
           -------------------
           The financial statements of the Plan are prepared using the accrual basis of accounting.

      (h)  Investments
           -----------
           The market value of Publix Super Markets, Inc. common stock is based upon quarterly appraisals prepared by an independent appraiser. The fair value of other investments is determined based upon quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

           Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan.

      (i)  Use of Estimates
           ----------------
           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

      (j)  Reclassifications
           -----------------
           Certain amounts related to participants' loans have been reclassified in the statement of changes in net assets available for plan benefits for the year ended December 31, 2003, to conform with the 2004 presentation.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



(2)   Administration of the Plan
      --------------------------

      The Primary Trustee for the Plan, State Street Bank and Trust Company, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix stock component of the Publix Stock Fund. CitiStreet LLC serves as the third-party Plan Administrator. The Plan administration costs are paid by Publix, excluding loan fees paid by the applicable Plan participants of $443,164 and $404,309 for the years ended December 31, 2004 and 2003, respectively. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan.


(3)   Investments
      -----------

      The Plan consists of the following investments:

      (a)  SSgA International Growth Opportunities Fund
           --------------------------------------------
           This fund is an institutional ERISA commingled fund. The fund seeks capital growth in international stocks through active management. The fund's strategy is to identify growth opportunities among the most competitive and dominant non-United States companies. Effective January 1, 2005, this fund was replaced with the American Funds EuroPacific Growth Fund R3.

      (b)  Managers Special Equity Fund
           ----------------------------
           This mutual fund seeks long-term capital growth by investing in common and preferred stocks of companies with small and medium market capitalizations with the potential for capital appreciation as a result of earnings growth or improvements in equity valuation.

      (c)  SSgA Strategic Balanced Funds
           -----------------------------
           These funds are institutional ERISA commingled funds that use an asset allocation approach to provide for both current income and capital appreciation.

           The underlying investments of these funds are stock and fixed income funds. These funds offer diversification by blending risk across different types of investments (i.e., conservative, moderate and aggressive). The three SSgA Strategic Balanced Funds are:

           SSgA Aggressive Strategic Balanced Fund
           ---------------------------------------
           This fund seeks to provide capital growth. This fund seeks to match a composite benchmark that is made up of 85% stocks and 15% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

           SSgA Moderate Strategic Balanced Fund
           -------------------------------------
           This fund seeks to provide capital growth with some income for stability. This fund seeks to match a composite benchmark that is made up of 55% stocks and 45% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

           SSgA Conservative Strategic Balanced Fund
           -----------------------------------------
           This fund seeks to provide income and a modest level of capital growth. The fund seeks to match a composite benchmark that is made up of 25% stocks and 75% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.
                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



      (d)  Smith Barney Large Cap Growth (A) Fund
           --------------------------------------
           This mutual fund seeks long-term capital growth by investing primarily in securities of companies with large market capitalizations. The fund attempts to identify stocks of established companies which are dominant in their industries due to product, distribution or service strength.

      (e)  Davis New York Venture (A) Fund
           -------------------------------
           This mutual fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The fund seeks companies recognizable as strong global leaders, companies that are under-followed or overlooked but have strong business fundamentals, and companies that are controversial and face negative headlines.

      (f)  SSgA S&P 500 Index Fund
           -----------------------
           This mutual fund seeks to replicate the Standard & Poor's 500 Index ("S&P 500 Index"), an index made up of 500 common stocks of United States companies that is generally considered to be representative of the overall United States stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

      (g)  PIMCO Total Return Fund
           -----------------------
           This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include United States government and corporate bond securities, mortgage and other asset-backed securities, United States dollar-denominated securities of non-United States issuers and money market instruments.

      (h)  SSgA Stable Value Fund
           ----------------------
           This fund is an institutional ERISA commingled fund. The fund seeks to preserve capital while maintaining a rate of return comparable with other conservative fixed income investments. The fund invests in investment contracts issued by insurance companies, banks and other financial institutions as well as enhanced short-term investment products.

      (i)  Publix Stock Fund
           -----------------
           This fund includes two components: shares of Publix stock and cash awaiting investment in Publix stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund, an institutional ERISA commingled fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



      The fair value of investments in the following funds each represented 5% or more of the Plan's net assets available for plan benefits.

                                                           December 31,
                                                           ------------

                                                      2004              2003
                                                      ----              ----
      Publix Stock Fund                          $519,984,705       383,994,984

      Smith Barney Large Cap Growth (A) Fund       52,875,428        53,895,959

      SSgA Stable Value Fund                              ---        31,603,832



      During  2004  and  2003,  the  Plan's  investments   (including  gains  on
      investments bought and sold, as well as held during the year) appreciated in value by $105,414,907 and $122,140,842, respectively, as follows:

                                                      Year Ended December 31,
                                                      -----------------------

                                                      2004              2003
                                                      ----              ----
      Publix Stock Fund                          $ 97,624,730        94,353,454

      Mutual Funds                                  4,471,855        23,095,839

      Commingled Funds                              3,318,322         4,691,549
                                                 ------------       -----------

                                                 $105,414,907       122,140,842
                                                 ============       ===========


(4)   Employer Contribution Receivables
      ---------------------------------

      The employer contribution receivables are contributed in the form of common stock of Publix Super Markets, Inc. The matching contribution, net of forfeitures, of $15,523,453 for the 2004 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2004 and funded by the Company in the 2005 Plan year. The matching contribution, net of forfeitures, of $14,767,181 for the 2003 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2003 and funded by the Company in the 2004 Plan year.

      Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



(5)   Reconciliation of Financial Statements to Form 5500
      ---------------------------------------------------

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                December 31,
                                                                ------------

                                                            2004             2003
                                                            ----             ----

      Net assets available for plan benefits
         per the financial statements                  $743,765,319      584,700,112

      Less: Amounts allocated to withdrawing
         participants                                    (1,916,212)      (1,411,180)
                                                       ------------      -----------

      Net assets available for plan benefits
         per the Form 5500                             $741,849,107      583,288,932
                                                       ============      ===========


      The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                           Year ended December 31,
                                                           -----------------------

                                                            2004             2003
                                                            ----             ----


      Benefit payments to participants per the
         financial statements                          $ 41,894,637       36,457,779

      Add:  Amounts allocated to withdrawing
         participants at December 31, 2004 and 2003       1,916,212        1,411,180

      Less: Amounts allocated to withdrawing
         participants at December 31, 2003 and 2002      (1,411,180)      (1,374,361)

      Less: Accrued excess contributions payable
         for years ended December 31, 2004 and 2003      (3,537,706)      (2,144,999)

      Less: Distribution of excess contributions
         for year ended December 31, 2002                       ---       (1,527,290)
                                                       ------------       ----------

      Benefit payments to participants per the
         Form 5500                                     $ 38,861,963       32,822,309
                                                       ============       ==========
      Distributions of excess contributions for
         years ended December 31, 2004 and 2003
         per the Form 5500                             $  3,537,706        2,144,999
                                                       ============       ==========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2004 and 2003, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2004 and 2003 Plan years were recorded as a liability in the financial statements as of and for the years ended December 31, 2004 and 2003. Distributions of excess contributions and any allocable income that were paid for the 2002 Plan year were a reconciling item between the financial statements and Form 5500 for the 2003 Plan year.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



(6)   Related-Party Transactions
      --------------------------

      Certain Plan investments are commingled funds and mutual funds managed by State Street Global Advisors (SSgA), the investment management arm of State Street Corporation. State Street Corporation's parent company is State Street Bank and Trust Company, which is the Primary Trustee for the Plan. The Smith Barney Large Cap Growth (A) Fund is a mutual fund managed by Smith Barney Fund Management LLC. Citigroup Asset Management serves as the asset management arm of Citigroup Inc. and provides investment management services through various affiliated entities including Smith Barney Fund Management LLC. Citigroup Inc. and State Street Bank and Trust Company have 50/50 ownership interests in CitiStreet LLC, the third-party Plan Administrator, as a joint venture. Therefore, the transactions involving these investments, in addition to Publix Super Markets, Inc. common stock, qualify as party-in-interest transactions.


(7)   Tax Status
      ----------

      The Plan, as amended and restated as of July 1, 2001, received a favorable tax determination letter, dated April 30, 2002, from the Internal Revenue Service under Section 401(a) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan's design is exempt from Federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with the applicable requirements of the Code and the Plan document.


                                                                   Supplemental Schedule


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

               Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31, 2004


                                        Number of                         Fair
Name of Issuer and Title of Issue     Units/Shares        Cost            Value
---------------------------------     ------------        ----            -----

Marketable:

   SSgA International Growth
      Opportunities Fund *              562,592    $  4,990,438       5,876,435



   Managers Special Equity Fund         129,317       9,381,298      11,691,350



   SSgA Strategic Balanced Funds:
      SSgA Aggressive Strategic
         Balanced Fund *                539,882       5,119,380       6,059,165
      SSgA Moderate Strategic
         Balanced Fund *                809,799       8,166,968       9,494,068
      SSgA Conservative Strategic
         Balanced Fund *                311,360       3,376,219       3,767,176



   Smith Barney Large Cap
      Growth (A) Fund *               2,417,719      47,735,821      52,875,428



   Davis New York Venture (A) Fund      317,113       8,191,584       9,731,625



   SSgA S&P 500 Index Fund *          1,460,173      26,348,510      29,159,458



   PIMCO Total Return Fund            1,398,788      15,070,943      14,925,036



   SSgA Stable Value Fund *          19,759,400      30,401,313      32,748,904


Publix Stock Fund
-----------------
Marketable:
   SSgA Yield Enhanced Short Term
      Investment Fund *               1,162,155      12,345,596      12,363,003

Non-Marketable:
   Common stock of Publix Super
      Markets, Inc. *                 7,931,589     320,405,912     507,621,702


Participants' Loans at rates of
   4.00% to 9.50%                           ---             ---      35,466,222
                                                   ------------     -----------

                                                   $491,533,982     731,779,572
                                                   ============     ===========
* Parties-in-interest

                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 28, 2005                   By:  /s/Linda S. Kane
                                            ----------------------------

                                            Linda S. Kane
                                            Vice President Benefits
                                            Administration and
                                            Assistant Secretary
                                            Publix Super Markets, Inc.,
                                            Plan Administrator